

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via E-mail
Jerett Creed
Chief Executive Officer
Cardigant Medical, Inc.
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

Re: Cardigant Medical, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 20, 2011
File No. 333-176329

Dear Mr. Creed:

We have reviewed Amendment No. 4 to your registration statement on Form S-1 and your response letter filed December 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

1. We note your response to our prior comment 4 and the added disclosure to the section entitled "Risk Factors." However, the risk factors you added should be as equally prominent as the others. Please revise your disclosure to ensure that these risk factors are preceded by appropriately titled captions for each of the three paragraphs.

Selling Shareholders and Plan of Distribution, page 22

2. We note that there is currently no market for your shares. Further, given that you are offering the shares to be sold by the selling shareholders and the registrant at a fixed price of $1.05 until the termination of the offering, and the selling shareholders' shares will be offered without the engagement of an underwriter, the disclosure in paragraphs three and nine of this section contradicts the information in other parts of your filing. Please revise this section to delete paragraphs three and nine. Also, please confirm that if you do engage an underwriter in the future prior to the

termination of the offering, you will file a post-effective amendment to identify the underwriter and disclose the terms of the underwritten offering and cease offering securities until such post-effective amendment is declared effective by the Commission.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>
<u>Quarterly Events</u>
<u>Equity Schedule, page 31</u>

3. We acknowledge your revised disclosure in response to prior comment 13. Please explain to us why your use of the discounted cash flow model is appropriate given that the model does not appear to assume any future cash inflows. If you continue to believe that the use of the discounted cash flow model is appropriate, please disclose herein the reasons supporting your conclusions.

4. Revise to disclose why your estimated share price has remained unchanged at $.20 since inception and to reconcile and explain the reasons for differences between your estimated offering price of $1.05 and the deemed fair value of your common stock of $.20.

5. Revise to disclose the reason management chose not to obtain a contemporaneous valuation of your common stock by an unrelated valuation specialist.

<u>Scientific Background of Apoa-1, page 33</u>

6. We note your response to our prior comment 8 which provides some of the remaining material terms of the license agreement with Yeungnam University. Please revise your disclosure to also describe the remaining material terms of the contract including usage restrictions, exclusivity and termination provisions.

<u>Market Opportunity for an HDL based Therapeutic, page 35</u>

7. We note that in your response to our prior comment 2, you state that while you still included CMI-121 as a potential product you may advance depending on your data analysis, you are currently evaluating similar but non patented alternatives. You also state that you added language that explains that CMI-121 is simply one potential product candidate at this time but that you do not currently consider it your lead candidate. Given your response, your statement in this section which reads, "The risk of CMI-121 and for the company is whether our product will achieve clinically relevant endpoints in a safe and cost effective manner" is not consistent with your uncertainty as to whether CMI-121 will be your lead product. Please revise your disclosure accordingly.

Executive Compensation, page 39

8. Please revise your summary compensation table to provide the actual amounts paid to Mr. Sinibaldi for the year rather than an hourly rate.

Audited Financial Statements
Financial Statements
Report of Independent registered Accounting Firm, page F-1

9. We acknowledge the revisions made in response to prior comment 12. Have the report revised to also cover the period inception (April 17, 2009) to December 31, 2009 with respect to the results of operations and cash flows.

Exhibits

10. We note your response to our prior comment 14 and that you filed the legal opinion as an exhibit. We also note that your counsel's consent is part of the legal opinion. Please revise your exhibit index to include "Exhibit 23.2 Consent of Jannol Law Group (see Exhibit 5.1)."

*   *   *   *   *

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director